SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Perfect World Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G7006J100

(CUSIP Number)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON SB Asia Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
6 SHARED VOTING POWER See item 5
7 SOLE DISPOSITIVE POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
8 SHARED DISPOSITIVE POWER See item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,850,003 ordinary shares. (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.28% (2)
12	TYPE OF REPORTING PERSON* PN

(1)	Includes (i) 18,857,145 Class A Ordinary Shares; (ii) 1,142,858 Class A Ordinary Shares held by Daniel Dong Yang and (iii) 49,850,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on the 287,672,045 ordinary shares outstanding as of the filing date and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

1	NAME OF REPORTING PERSON SAIF II GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
6 SHARED VOTING POWER See item 5
7 SOLE DISPOSITIVE POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
8 SHARED DISPOSITIVE POWER See item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,850,003 ordinary shares. (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.28% (2)
12	TYPE OF REPORTING PERSON* PN

(1)	Includes (i) 18,857,145 Class A Ordinary Shares; (ii) 1,142,858 Class A Ordinary Shares held by Daniel Dong Yang and (iii) 49,850,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on the 287,672,045 ordinary shares outstanding as of the filing date and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

1	NAME OF REPORTING PERSON SAIF Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
6 SHARED VOTING POWER See item 5
7 SOLE DISPOSITIVE POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
8 SHARED DISPOSITIVE POWER See item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,850,003 ordinary shares. (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.28% (2)
12	TYPE OF REPORTING PERSON* PN

(1)	Includes (i) 18,857,145 Class A Ordinary Shares; (ii) 1,142,858 Class A Ordinary Shares held by Daniel Dong Yang and (iii) 49,850,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on the 287,672,045 ordinary shares outstanding as of the filing date and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

1	NAME OF REPORTING PERSON SAIF II GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
6 SHARED VOTING POWER See item 5
7 SOLE DISPOSITIVE POWER 69,850,003 ordinary shares. (1) Daniel Dong Yang may also be deemed to have sole voting power with respect to 1,142,858 Class A ordinary shares.
8 SHARED DISPOSITIVE POWER See item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,850,003 ordinary shares. (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.28% (2)
12	TYPE OF REPORTING PERSON* PN

(1)	Includes (i) 18,857,145 Class A Ordinary Shares; (ii) 1,142,858 Class A Ordinary Shares held by Daniel Dong Yang and (iii) 49,850,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on the 287,672,045 ordinary shares outstanding as of the filing date and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

1	NAME OF REPORTING PERSON Daniel Dong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,142,858 Class A ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,142,858 Class A ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,858 Class A ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.40%(2)
12	TYPE OF REPORTING PERSON* IN

(2)	Based on the 287,672,045 ordinary shares outstanding as of the filing date and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

PRELIMINARY NOTE This Amendment No. 1 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 13, 2008 (the “Statement”), with respect to the Class A and Class B Ordinary Shares, par value $0.0001 per share, of Perfect World Co., Ltd., a Cayman Islands company (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1	(a).	NAME OF ISSUER:

Perfect World Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

SB Asia Investment Fund II L.P.

SAIF II GP L.P.

SAIF Partners II L.P.

SAIF II GP Capital Ltd.

Daniel Dong Yang

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

SB Asia Investment Fund II L.P.

M&C Corporation Services Limited, PO Box 309GT Ugland House, South Church Street, George Town

c/o SAIF Advisors Limited, Suites 2115-2118, Two Pacific Place 88 Queensway, Hong Kong.

SAIF II GP L.P.

M&C Corporation Services Limited, PO Box 309GT Ugland House, South Church Street, George Town

c/o SAIF Advisors Limited, Suites 2115-2118, Two Pacific Place 88 Queensway, Hong Kong.

SAIF Partners II L.P.

M&C Corporation Services Limited, PO Box 309GT Ugland House, South Church Street, George Town

c/o SAIF Advisors Limited, Suites 2115-2118, Two Pacific Place 88 Queensway, Hong Kong.

SAIF II GP Capital Ltd.

M&C Corporation Services Limited, PO Box 309GT Ugland House, South Church Street, George Town

c/o SAIF Advisors Limited, Suites 2115-2118, Two Pacific Place 88 Queensway, Hong Kong.

Daniel Dong Yang

c/o SAIF Advisors Limited, Suites 2115-2118, Two Pacific Place 88 Queensway, Hong Kong.

ITEM 2	(c).	CITIZENSHIP:

SB Asia Investment Fund II L.P. –Cayman Islands

SAIF II GP L.P. –Cayman Islands

SAIF Partners II L.P. –Cayman Islands

SAIF II GP Capital Ltd. –Cayman Islands

Daniel Dong Yang–Hong Kong

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G7006J100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Since the date of the last Statement, the Reporting Persons sold an aggregate of 11,500,000 Class B ordinary shares of the Issuer in block trades. As a result of the foregoing, the following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of October 9, 2008:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Asia Investment Fund II L.P.	69,850,003	24.28%	69,850,003	69,850,003	69,850,003	69,850,003
SAIF II GP L.P.	69,850,003	24.28%	69,850,003	69,850,003	69,850,003	69,850,003
SAIF Partners II L.P.	69,850,003	24.28%	69,850,003	69,850,003	69,850,003	69,850,003
SAIF II GP Capital Ltd.	69,850,003	24.28%	69,850,003	69,850,003	69,850,003	69,850,003
Daniel Dong Yang	1,142,858	0.40%	1,142,858	0	1,142,858	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SB Asia Investment Fund II L.P., a Cayman Islands limited partnership, is the record owner of 18,857,145 Class A Ordinary Shares and 49,850,000 Class B Ordinary Shares. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P.. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. may be deemed to beneficially own all of the shares held by SB Asia Investment Fund II L.P. in the Issuer. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the shares held by SB Asia Investment Fund II L.P. in the Issuer. Mr. Yan disclaims such beneficial ownership.

Daniel Dong Yang is the record owner of 1,142,858 Class A Ordinary Shares. Daniel Dong Yang holds 1,142,858 Class A ordinary shares on behalf of the management of SB Asia Investment Fund II L.P.,. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. may be deemed to beneficially own all of the shares held by Daniel Dong Yang in the Issuer. Mr. Yang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2008

SB Asia Investment Fund II L.P.

SAIF II GP L.P.

SAIF Partners II L.P.

SAIF II GP Capital Ltd.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Authorized Signatory

Daniel Dong Yang	By:	/s/ Daniel Dong Yang
	Name:	Daniel Dong Yang

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement